ENTERRA ENERGY TRUST
CONSOLIDATED BALANCE SHEETS

(unaudited) (in thousands of Canadian dollars)	September 30, 2009	December 31, 2008

Assets
Current assets
Cash and cash equivalents	7,139	13,638
Accounts receivable (note 9)	26,563	35,359
Prepaid expenses, deposits and other	1,549	1,959
Current portion of long-term receivables (note 2)	11,876	10,760
Commodity contracts (note 9)	1,790	14,338
	48,917	76,054
Commodity contracts (note 9)	363	-
Long-term receivables (note 2)	7,786	19,310
Property, plant and equipment (note 3)	414,458	491,654
	471,524	587,018

Liabilities
Current liabilities
Bank indebtedness (note 4)	75,000	95,466
Accounts payable and accrued liabilities	19,997	37,949
Commodity contracts (note 9)	599	-
Future income tax liability	348	4,187
	95,944	137,602
Commodity contracts (note 9)	139	-
Convertible debentures (note 5)	114,673	113,420
Asset retirement obligations (note 6)	22,237	22,151
Future income tax liability	7,987	19,429
	240,980	292,602

Unitholders’ equity (note 7)
Unitholders’ capital	673,119	669,667
Equity component of convertible debentures (note 5)	3,973	3,977
Contributed surplus	11,040	8,620

Accumulated other comprehensive income (loss) (note 8)	(18,926)	18,471
Deficit	(438,662)	(406,319)
	(457,588)	(387,848)
	230,544	294,416

	471,524	587,018
See accompanying notes to the consolidated financial statements.

ENTERRA ENERGY TRUST
CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)

	Three months ended		Nine months ended
(unaudited) (in thousands of Canadian dollars)	September 30		September 30
	2009	2008	2009	2008
Revenues
Oil and natural gas	30,666	100,488	91,044	203,478
Royalties	(6,097)	(17,861)	(18,021)	(48,165)
	24,569	82,627	73,023	155,313
Expenses
Production	7,853	15,109	30,711	40,025
Transportation	705	632	1,996	2,405
General and administrative	4,534	3,531	11,420	12,838
Provision for non-recoverable receivables	-	9,083	-	9,083
Interest expense (note 10)	3,314	3,996	8,362	13,940
Unit-based compensation expense (note 7)	742	1,489	2,891	3,468
Depletion, depreciation and accretion (notes 3 and 6)	20,249	24,164	67,280	73,556
Foreign exchange loss	431	405	309	1,604
	37,828	58,409	122,969	156,919
Income (loss) before income taxes	(13,259)	24,218	(49,946)	(1,606)

Income taxes
Current	-	181	-	382
Future taxes (reduction)	(3,797)	9,121	(17,603)	(3,142)
	(3,797)	9,302	(17,603)	(2,760)

Net income (loss)	(9,462)	14,916	(32,343)	1,154

Other comprehensive income (loss)
Foreign currency translation adjustment (note 8)	(23,161)	13,282	(37,397)	(22,234)
Comprehensive income (loss)	(32,623)	28,198	(69,740)	(21,080)

Net income (loss) per trust unit (note 7) – Basic	(0.15)	0.24	(0.52)	0.02
– Diluted	(0.15)	0.23	(0.52)	0.02

CONSOLIDATED STATEMENTS OF DEFICIT
(in thousands of Canadian dollars)

Deficit, beginning of period	(429,200)	(427,142)	(406,319)	(413,380)
Net income (loss)	(9,462)	14,916	(32,343)	1,154
Deficit, end of period	(438,662)	(412,226)	(438,662)	(412,226)
 See accompanying notes to the consolidated financial statements.

ENTERRA ENERGY TRUST
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended		Nine months ended
(unaudited) (in thousands of Canadian dollars)	September 30		September 30
	2009	2008	2009	2008
Cash provided by (used in):
Operating
Net income (loss)	(9,462)	14,916	(32,343)	1,154
Depletion, depreciation and accretion	20,249	24,164	67,280	73,556
Future income tax (reduction)	(3,797)	9,121	(17,603)	(3,142)
Amortization of financing charges	-	-	-	543
Commodity contracts loss (gain) (note 9)	(263)	(32,125)	12,945	(4,098)
Foreign exchange loss	431	776	309	1,868
Unit-based compensation (note 7)	742	1,489	2,891	3,468
Non-cash interest expense on convertible debentures	466	440	1,363	1,277
Cash paid on asset retirement obligations	(282)	(415)	(957)	(1,063)
	8,084	18,366	33,885	73,563
Changes in non-cash working capital items	(747)	28,608	(1,100)	(3,746)
	7,337	46,974	32,785	69,817
Financing
Repayment of bank indebtedness (note 4)	(3,326)	(31,329)	(20,466)	(80,276)
Increase in bank indebtedness (note 4)	-	-	-	11,082
Repayment of notes, net	-	-	-	(742)
Redemption of convertible debentures	(128)	-	(130)	-
Issue of trust units, net of issuance costs	-	(7)	-	(97)
	(3,454)	(31,336)	(20,596)	(70,033)
Investing
Property, plant and equipment additions	(9,594)	(10,169)	(17,391)	(21,947)
Capital expenditure to be recovered (note 2)	584	(2,956)	(1,641)	(13,294)
Long-term receivable (note 2)	2,183	1,512	8,412	3,202
Proceeds on disposal of property, plant andequipment	-	(1,338)	-	39,553
Changes in non-cash working capital items	(1,525)	1,470	(6,480)	735
	(8,352)	(11,481)	(17,100)	8,249
Foreign exchange on financial balances	(1,406)	(322)	(1,588)	(264)
Change in cash and cash equivalents	(5,875)	3,835	(6,499)	7,769
Cash and cash equivalents, beginning of period	13,014	7,488	13,638	3,554
Cash and cash equivalents, end of period	7,139	11,323	7,139	11,323
 See accompanying notes to the consolidated financial statements.

ENTERRA ENERGY TRUST
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited )

1.	Basis of presentation

The interim consolidated financial statements of Enterra Energy Trust (the “Trust” or “Enterra”) have been prepared by management in accordance with Canadian generally accepted accounting principles.  These interim consolidated financial statements have been prepared following the same accounting policies and methods used in preparing the consolidated financial statements for the fiscal year ended December 31, 2008.  These financial statements should be read in conjunction with the 2008 annual consolidated financial statements.  The interim consolidated financial statements contain disclosures which are supplemental to the Trust’s annual consolidated financial statements.

These consolidated financial statements include the accounts of the Trust and its subsidiaries.  All inter-company accounts and transactions have been eliminated.

Certain comparative figures have been reclassified to conform to the presentation adopted in the current period.

2.	Long-term receivable

In 2006 Enterra entered into a farm-out agreement with Petroflow Energy Ltd. (“JV Partner”), a public oil and gas company, to fund the drilling and completion costs of the undeveloped lands in Oklahoma.  Per the agreement, JV Partner pays 100% of the drilling and completion costs to earn 70% of Enterra’s interest in the well and Enterra is required to pay 100% of the infrastructure costs to support these wells, such as pipelines and salt water disposal wells.  The infrastructure costs paid by Enterra are recoverable from JV Partner over three years with interest charged at a rate of 12% per annum.  Infrastructure costs paid by Enterra are accounted for as a finance lease, therefore, the capital costs incurred are not included in property, plant and equipment but are recorded as current and long-term receivables.  The interest income on the long-term receivables is recorded as a reduction in interest expense.  A director of Enterra who previously owned less than 2% of the outstanding shares of JV Partner no longer has any ownership interest in JV Partner.  As at September 30, 2009, a total of $19.7 million, split between $11.9 million of current receivables and $7.8 million of long-term receivables (December 31, 2008 – $10.8 million and $19.3 million, respectively), relate to infrastructure costs incurred by Enterra on behalf of JV Partner that are due from JV Partner.

For the nine months ended September 30, 2009, $2.4 million of interest income was earned on the long-term receivables from JV Partner (nine months ended September 30, 2008 – $1.7 million) and $8.4 million of principal payments have been received (nine months ended September 30, 2008 – $3.2 million).  For the nine months ended September 30, 2009, $1.6 million in capital expenditures are expected to be recovered under the farm-out agreement (nine months ended September 30, 2008 – $13.3 million).

For the three months ended September 30, 2009, $0.7 million of interest income was earned on the long-term receivables from JV Partner (Q3 2008 – $0.6 million) and $2.2 million of principal payments have been received (Q3 2008 – $1.5 million).  For Q3 2009, $0.6 million in capital expenditures were credited to JV Partner under the farm-out agreement (Q3 2008 – $3.0 million were expected to be recovered).

The continued payments under this capital recovery agreement allows the JV Partner the ability to dispose of their share of produced water in disposal facilities that are wholly owned by Enterra by paying a proportionate share of the monthly operating costs of those facilities.  Enterra maintains ownership of the facilities even if all payments are made under this agreement.

3.      Property, plant and equipment

(in thousands of Canadian dollars)	September 30, 2009	December 31, 2008
Petroleum and natural gas properties, including production and processing equipment	1,075,942	1,107,992
Accumulated depletion and depreciation	(661,484)	(616,338)
Net book value	414,458	491,654

For the Canadian operations, at September 30, 2009, costs of undeveloped land and seismic of $8.1 million (December 31, 2008 - $11.8 million) were excluded from and $2.9 million (December 31, 2008 - $3.0 million) of future development costs were added for purposes of the calculation of depletion expense.  For the U.S. operations, at September 30, 2009, costs of undeveloped land of $18.0 million (December 31, 2008 – $11.9 million) were excluded from and $3.2 million (December 31, 2008 - $3.7 million) of future development costs were added for purposes of the calculation of depletion expense.

Depletion and depreciation expense related to the Canadian and the U.S. cost centers for the three months ended September 30, 2009 were $12.0 million and $7.8 million respectively (three months ended September 30, 2008 – $16.1 million and $7.6 million, respectively) and for the nine months ended September 30, 2009 were $39.2 million and $26.8 million respectively (nine months ended September 30, 2008 – $46.2 million and $26.0 million, respectively).

During Q3 2009, Enterra acquired additional working interests in certain wells in the Oklahoma area from non-operated working interest partners.  The combined consideration for the transaction was cash and cash equivalents of US$6.0 million and 2.0 million trust units.  The trust units issued on the acquisition were valued at $1.36 per unit, being the trading price of the units on the closing date of the acquisition.

During Q3 2009, a negligible amount of general and administrative expenses (Q3 2008 – $0.4 million) and $0.2 million (Q3 2008 – $0.1 million) of unit-based compensation were capitalized and included in the cost of the petroleum and natural gas properties.

Enterra completed ceiling test calculations for the Canadian and U.S. cost centers at September 30, 2009 to assess the recoverability of costs recorded in respect of the petroleum and natural gas properties.  The ceiling test calculations did not result in a write down of the U.S. cost center or the Canadian cost centre (there were no write downs in Q3 2008).

4.           Bank indebtedness

(in thousands of Canadian dollars)	September 30, 2009	December 31, 2008
Revolving credit facility	75,000	90,000
Operating credit facility	-	5,466
Bank indebtedness	75,000	95,466

In June 2009, Enterra’s Bank Syndicate completed a borrowing base review and adjusted the borrowing base to $110.0 million.  The next scheduled annual review of the borrowing base is anticipated to be completed in the first half of 2010 and there may be an interim review in the latter part of 2009.  Changes to the amount of credit available may be made after these reviews are completed.  The revolving and operating credit facilities are secured with a first priority charge over the assets of Enterra.  The maturity date of the revolving and operating credit facilities is June 25, 2010 and should the lenders decide not to renew the facility, the debt must be repaid on June 25, 2011.  The second-lien facility was undrawn and was cancelled in June 2009 at Enterra’s option.

Interest rates for the credit facilities are set quarterly according to a grid based on the ratio of bank debt to cash flow with the lowest rates in the grid being Canadian dollar BA (“Bankers Acceptance”) or U.S. dollar LIBOR rates plus a margin of 3.00%, effective with the June 2009 renewal of the credit facilities.  As at December 31, 2008, borrowings under the revolving and operating credit facilities were at Canadian dollar BA or U.S. dollar LIBOR rates plus a margin of 1.25%, or Canadian or U.S. prime rates plus a margin of 0.25% depending on the form of borrowing.

As at September 30, 2009 all borrowings under the facilities were denominated in Canadian dollars and interest was being accrued at a rate of 3.48% per annum.  At September 30, 2009, letters of credit totaling $0.5 million reduced the amount that can be drawn under the operating credit facility.

Enterra is required to maintain several financial and non-financial covenants and an interest coverage ratio of 3.0:1.0 as calculated pursuant to the terms of the credit agreement.  Enterra is in compliance with the terms and covenants of the credit facilities as at September 30, 2009.
5.      Convertible debentures

At September 30, 2009, Enterra had $80.2 million of 8% convertible debentures outstanding with an estimated fair value of $69.0 million and $40.0 million of 8.25% convertible debentures outstanding with an estimated fair value of $32.8 million.

(in thousands of Canadian dollars)	8% Series	8.25% Series	Total	Equity Component
Balance, December 31, 2008	76,962	36,458	113,420	3,977
Accretion	725	658	1,383	-
Redeemed	(101)	(29)	(130)	(4)
Balance at September 30, 2009	77,586	37,087	114,673	3,973

During Q2 2009, Enterra made the necessary filings, and received the necessary approvals, to make a normal course issuer bid for its 8.25% convertible debentures and its 8.00% convertible debentures.  The normal course issuer bid is effective until May 31, 2010.

6.      Asset retirement obligations

The asset retirement obligations were estimated by management based on Enterra’s working interests in its wells and facilities, estimated costs to remediate, reclaim and abandon the wells and facilities and the estimated timing of the costs to be incurred.  At September 30, 2009, the asset retirement obligation is estimated to be $22.2 million (December 31, 2008 – $22.2 million), based on a total future liability of $38.6 million (December 31, 2008 - $39.2 million).  These obligations will be settled at the end of the useful lives of the underlying assets, which currently averages seven years, but extends up to 18 years into the future. This amount has been calculated using an inflation rate of 2.0% and discounted using a credit-adjusted interest rate of 8.0% to 10.0%.

The following table reconciles the asset retirement obligations:

(in thousands of Canadian dollars)	September 30, 2009	December 31, 2008
Balance, beginning of period	22,151	29,939
Additions	51	223
Accretion expense	1,313	1,892
Acquisitions	24	-
Dispositions	-	(8,712)
Costs incurred	(957)	(1,771)
Foreign exchange	(345)	580
Balance, end of period	22,237	22,151

7.      Unitholders’ equity

Authorized trust units
An unlimited number of trust units may be issued.

The trust units are redeemable at the option of the holder based on the lesser of 90% of the average market trading price of the trust units for the 10 trading days after the date of redemption or the closing market price of the trust units on the date of redemption.  Trust units can be redeemed to a cash limit of $0.1 million per year or a greater limit at the discretion of Enterra.  Redemptions in excess of the cash limit shall be satisfied first by the issuance of notes by a subsidiary of Enterra and second by issuance of promissory notes by Enterra.

ENTERRA ENERGY TRUST
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited )

Issued trust units

(in thousands of Canadian dollars except unit amounts)	Number of Units	Amount
Balance at December 31, 2008	62,158,987	669,667
Issued under restricted unit plan	559,285	732
Issued on property acquisition	2,000,000	2,720
Balance at September 30, 2009	64,718,272	673,119

Contributed surplus

(in thousands of Canadian dollars)
Balance at December 31, 2008	8,620
Trust unit option based compensation	120
Restricted and performance unit compensation	3,032
Transfer to trust units on restricted and performance unit exercises	(732)
Balance at September 30, 2009	11,040

Trust unit options

Enterra has granted trust unit options to its directors, officers and employees.  Each trust unit option permits the holder to purchase one trust unit at the stated exercise price.  All options vest over a 1 to 3 year period and have a term of 4 to 5 years. At the time of grant, the exercise price is equal to the market price.  The forfeiture rate is estimated to be 60%.  The following options have been granted:

(in Canadian dollars, except for number of options)	Number of options	Weighted-average exercise price
Options outstanding at December 31, 2008	1,042,000	$7.75
Options forfeited	(330,000)	9.98
Options outstanding at September 30, 2009	712,000	6.71
Options exercisable at September 30, 2009	642,000	$7.15

(in Canadian dollars, except for number of options)
Exercise price range	Number of options	Weighted average exercise price	Weighted average remaining contract life in years	Number of options exercisable	Weighted average price of exercisable options
$1.65 to $2.81	510,000	$2.13	2.23	440,000	$2.02
$15.49 to $17.74	146,000	16.53	1.61	146,000	16.53
$20.12 to $26.80	56,000	22.96	0.56	56,000	22.96
Balance at September 30, 2009	712,000	$6.71	1.97	642,000	$7.15

Restricted and performance units

Enterra has granted restricted and performance units to directors, officers, and employees.  Restricted units vest over a contracted period ranging from vesting on grant to 3 years and provide the holder with trust units on the vesting dates of the restricted units.  The units granted are the product of the number of restricted units times a multiplier.  The multiplier starts at 1.0 and is adjusted each month based on the monthly distribution of Enterra divided by the five-day weighted average price of the trust units based on the New York Stock Exchange for the period preceding the distribution date.  Performance units vest at the end of two years and provide the holder with trust units based on the same multiplier as the restricted units as well as a payout multiplier.  The payout multiplier ranges between 0.0 and 2.0 based on Enterra’s total unitholder return compared to its peers.  The forfeiture rate is estimated to be 16%.

The following restricted and performance units have been granted:

	Number of restricted units	Weighted-average grant date fair value	Number of performance units	Weighted-average grant date fair value
Units outstanding at December 31, 2008	2,279,786	$4.13	174,398	$4.17
Granted	295,839	1.65	-	-
Forfeited	(263,281)	4.01	(5,505)	8.63
Vested	(559,285)	5.23	-	-
Units outstanding at September 30, 2009	1,753,059	$3.38	168,893	$4.16

The estimated value of the restricted units and performance units is based on the trading price of the trust units on the grant date.  For performance units the compensation cost is adjusted for the estimated payout multiple, which at September 30, 2009 was nil based on Enterra’s total unitholder return compared to its peers.

Reconciliation of earnings per unit calculations

For the three months ended September 30, 2009
(in thousands of Canadian dollars except units and per unit amounts)	Net Loss	Weighted Average Units Outstanding	Per Unit
Basic and diluted	(9,462)	64,058,636	$(0.15)

For the nine months ended September 30, 2009
(in thousands of Canadian dollars except units and per unit amounts)	Net Loss	Weighted Average Units Outstanding	Per Unit
Basic and diluted	(32,343)	62,211,981	$(0.52)

For the calculation of the weighted average number of diluted units outstanding for the three and nine months ended September 30, 2009, all options, restricted and performance units and convertible debentures were excluded, as they were anti-dilutive to the calculation.

For the three months ended September 30, 2008
(in thousands of Canadian dollars except units and per unit amounts)	Net Income	Weighted Average Units Outstanding	Per Unit
Basic	14,916	61,526,237	$0.24
Units issued on exercise or conversion of options, restricted units, performance units and convertible debentures	2,885	16,953,695
Diluted	17,801	78,479,932	$0.23

For the nine months ended September 30, 2008
(in thousands of Canadian dollars except units and per unit amounts)	Net Income	Weighted Average Units Outstanding	Per Unit
Basic	1,154	61,477,225	$0.02
Units issued on exercise or conversion of options, restricted units, performance units and convertible debentures	-	795,673
Diluted	1,154	62,272,898	$0.02

For the calculation of the weighted average number of diluted units outstanding for the three months ended September 30, 2008, 467,000 options were excluded as they were anti-dilutive.  For the calculation of the weighted average number of diluted units outstanding for the nine months ended September 30, 2008, 467,000 options and the trust units issuable on the convertible debentures were excluded as they were anti-dilutive.

Trust unit savings plan

Enterra established a trust unit savings plan whereby it will match an employee’s contributions to the plan to a maximum of 9.0% of their salary.  Both the contributions of the employee and Enterra were used to purchase trust units on the Toronto Stock Exchange.  During the nine months ended September 30, 2009, Enterra expensed approximately $0.4 million (September 30, 2008 - $0.3 million) relating to its contributions to the plan.

8.      Accumulated other comprehensive income (loss)

(in thousands of Canadian dollars)
Opening balance, December 31, 2008	18,471
Cumulative translation of self-sustaining operations	(36,620)
Foreign exchange gain realized	(777)
Balance at September 30, 2009	(18,926)

Accumulated other comprehensive income (loss) is comprised entirely of currency translation adjustments on the U.S. operations.

9.	Risk management

(a)  Fair value of financial instruments

The fair value of financial instruments is the amount of consideration that would be agreed upon in an arm’s length transaction between knowledgeable, willing parties who are under no compulsion to act.  Fair values are determined by reference to quoted market prices, as appropriate, in the most advantageous market for that instrument to which Enterra had immediate access.  Where quoted market prices are not available, Enterra uses the closing price of the most recent transaction for that instrument.  In the absence of an active market, Enterra determines fair values based on prevailing market rates for instruments with similar characteristics.

(i)  Convertible debentures

At September 30, 2009 the convertible debentures have a carrying value of approximately $114.7 million (December 31, 2008 - $113.4 million), excluding the amount allocated to the equity component and a fair value of approximately $101.8 million (December 31, 2008 - $76.0 million).  The fair value of the convertible debentures is determined based on market prices at September 30, 2009 and December 31, 2008, respectively.

(ii) Derivative commodity contracts

The Trust’s financial and physical commodity contracts are recorded at estimated fair value with changes in estimated fair value each period charged to earnings.  Fair values are determined based on valuation models, such as option pricing models and discounted cash flow analysis, that use observable market based inputs and assumptions.

The fair value of the derivatives at September 30, 2009, is estimated to be a net asset of $1.4 million (December 31, 2008 – net asset of $14.3 million).  Included in the oil and natural gas revenues is an unrealized gain on the commodity contracts of $0.3 million for the quarter and an unrealized loss of $12.4 million for the nine months ended September 30, 2009 (Q3 2008 – unrealized gain of $32.5 million for the quarter and $4.1 million for nine months ended September 30, 2008).  Included in production expenses for Q3 2009 is a negligible unrealized loss for the quarter and $0.5 million for the nine months ended September 30, 2009 (Q3 2008 – unrealized loss of $0.5 million for the quarter and $0.1 million for nine months ended September 30, 2008).

(iii)  Other financial instruments

Cash and cash equivalents have been classified as held for trading and are recorded at fair value on the balance sheet.  Changes in the fair value are recorded in net earnings.  The fair value of the financial instruments, except the convertible debentures, long term receivables, cash and cash equivalents and commodity contracts approximate their carrying value as they are short term in nature or bear interest at floating rates.

(b)  Financial risk management

In the normal course of operations, Enterra is exposed to various market risks such as liquidity, credit, interest rate, foreign exchange and commodity risk.  To manage these risks, management determines what activities must be undertaken to minimize potential exposure to risks.  The objectives of Enterra to managing risk are as follows:

Objectives:
•	maintaining sound financial condition;
•	financing operations; and
•	ensuring liquidity in the Canadian and U.S. operations.

In order to satisfy the objectives above, Enterra has adopted the following policies:
•	prepare budget documents at prevailing market rates to ensure clear, corporate alignment to performance management and achievement of targets;
•	recognize and observe the extent of operating risk within the business;
•	identify the magnitude of the impact of market risk factors on the overall risk of the business and take advantage of natural risk reductions that arise from these relationships; and
•	utilize financial instruments, including derivatives to manage the remaining residual risk to levels that are within the risk tolerance of Enterra.

The policy objective with respect to the utilization of derivative financial instruments is to selectively mitigate the impact of fluctuations in commodity prices.  The use of any derivative instruments is carried out in accordance with approved limits as authorized by the board of directors and imposed by external financial covenants.  It is not the intent of Enterra to use financial derivatives or commodity instruments for trading or speculative purposes and no financial derivatives have been designated as accounting hedges.

Enterra’s process to manage changes in risks has not changed from the prior period.

(i) Market risks

Oil and gas commodity price risks
Enterra is exposed to fluctuations in natural gas and crude oil prices.  Enterra has entered into commodity contracts and fixed price physical contracts to minimize the exposure to fluctuations in crude oil and natural gas prices. At September 30, 2009, the following financial derivative contracts are outstanding:

Derivative Instrument	Commodity	Price	Volume (per day)	Period
Fixed	Gas	5.015 ($/GJ)	2,000 GJ	April 1, 2009 – October 31, 2009
Fixed	Gas	5.01 (US$/mmbtu)	3,000 mmbtu	April 1, 2009 – October 31, 2009
Fixed Basis Differential (1)	Gas	Differential Fixed @ $1.08 US$/mmbtu	3,000 mmbtu	April 1, 2009 – October 31, 2009
Fixed	Gas	4.6725 (US$/mmbtu)	3,000 mmbtu	April 1, 2009 – December 31, 2009
Fixed Basis Differential (1)	Gas	Differential Fixed @ $1.10 US$/mmbtu	3,000 mmbtu	April 1, 2009 – December 31, 2009
Fixed	Gas	4.50 ($/GJ)	2,000 GJ	April 1, 2009 – December 31, 2009
Fixed	Gas	6.25 (US$/mmbtu)	5,000 mmbtu	November 1, 2009 – December 31, 2010
Fixed Basis Differential (1)	Gas	Differential Fixed @ $0.615 US$/mmbtu	5,000 mmbtu	November 1, 2009 – December 31, 2010
Fixed	Gas	5.71 (US$/mmbtu)	2,000 mmbtu	January 1, 2010 – March 31, 2010
Fixed Basis Differential (1)	Gas	Differential Fixed @ $0.36 US$/mmbtu	2,000 mmbtu	January 1, 2010 – March 31, 2010
Fixed	Gas	5.50 ($/GJ)	2,000 GJ	January 1, 2010 – March 31, 2010

Floor	Oil	72.00 (US$/bbl)	1,000 bbl	January 1, 2009 – December 31, 2009
Sold Call	Oil	91.50 (US$/bbl)	500 bbl	July 1, 2009 – December 31, 2009
Fixed	Oil	85.00 ($/bbl)	500 bbl	October 1, 2009 – December 31, 2010
(1)	NYMEX / Southern Star (Oklahoma) basis differential.

Enterra did not have any fixed price oil or gas physical contracts as at September 30, 2009.

Electricity commodity price risks
Enterra is subject to electricity price fluctuations in its operations and it manages this risk by entering into forward fixed rate electricity derivative contracts on a portion of its electricity requirements.  Enterra’s outstanding electricity derivative contracts as at September 30, 2009 are summarized below.

Fixed purchase	Power (Alberta)	62.90 (Cdn$/Mwh)	72 Mwh	July 1, 2007 – December 31, 2009

The gains (losses) during the period from the commodity contracts are summarized in the table below.

(in thousands of Canadian dollars)	Three months ended September 30, 2009	Three months ended September 30, 2008
Realized commodity contracts gain (loss)	999	(4,750)
Unrealized commodity contracts gain (loss)	263	32,125
Net gain (loss) on commodity contracts	1,262	27,375

ENTERRA ENERGY TRUST
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited )

(in thousands of Canadian dollars)	Nine months ended September 30, 2009	Nine months ended September 30, 2008
Realized commodity contracts gain (loss)	15,131	(11,802)
Unrealized commodity contracts gain (loss)	(12,945)	4,098
Net gain (loss) on commodity contracts	2,186	(7,704)

The following sensitivities show the impact to pre-tax net income for the nine months ended September 30, 2009 related to commodity contracts of the respective changes in crude oil prices, natural gas and electricity.

	Increase (decrease) to pre-tax net income
(in thousands of Canadian dollars)	Decrease in market price ($1.00 per bbl and $0.50 per mcf)	Increase in market price ($1.00 per bbl and $0.50 per mcf)
Crude oil derivative contracts (bbl)	122	(122)
Natural gas derivative contracts (mcf)	1,662	(1,662)
	Decrease in differential price ($0.02 per mcf)	Increase in differential price ($0.02 per mcf)
Fixed basis differential contracts (mcf)	54	(54)
	Decrease in market price ($1.00 per Mwh)	Increase in market price ($1.00 per Mwh)
Electricity derivative contracts (Mwh)	(7)	7

Foreign exchange currency risks
Enterra is exposed to foreign currency risk as approximately 54% of its production is from the U.S. division.  In addition, the Canadian division has commodity derivatives denominated in U.S. dollars.  Enterra has not entered into any foreign exchange derivative contracts to mitigate its currency risks as at September 30, 2009.

Changes in the U.S. to Canadian foreign exchange rates with respect to the U.S. division affect other comprehensive income as the division is considered a self-sustaining foreign operation.  The following financial instruments were denominated in U.S. dollars as at September 30, 2009:

(in thousands of dollars)	Canadian division (in U.S. dollars)	U.S. division (in U.S. dollars)
Cash and cash equivalents	3,645	2,773
Accounts receivable	-	17,877
Long-term receivable (includes current portion)	-	18,364
Commodity contracts	491	(605)
Accounts payable	(12)	(6,663)
Net exposure	4,124	31,746

Effect of a $0.02 increase in U.S. to Cdn exchange rate:
Increase to pre-tax net income	82	-
Increase to other comprehensive income	-	491
Effect of a $0.02 decrease in U.S. to Cdn exchange rate:
Decrease to pre-tax net income	(82)	-
Decrease to other comprehensive income	-	(491)

ENTERRA ENERGY TRUST
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited )

Interest rate risk
Interest rate risk arises on the outstanding bank indebtedness that bears interest at floating rates.  The results of Enterra are impacted by fluctuations in interest rates as its outstanding bank indebtedness carries floating interest rates.

Enterra has not entered into any derivative contracts to mitigate the risks related to fluctuations in interest rates as at September 30, 2009.   The following sensitivities show the impact to pre-tax net income for the nine months ended September 30, 2009 of the respective changes in interest rates (increase / (decrease)).

	Change to pre-tax net income
(in thousands of Canadian dollars)	1% decrease in market interest rates	1% increase in market interest rates
Interest on bank indebtedness	403	(403)

The convertible debentures bear interest at fixed rates.

(ii)  Credit risk

Credit risk is the risk of loss if counterparties do not fulfill their contractual obligations and arises principally from trade, joint venture receivables, long-term receivables as well as any derivative financial instruments in a receivable position.  Enterra does not hold any collateral from counterparties.  The maximum exposure to credit risk is the carrying amount of the related amounts receivable.

The significant balances receivable are set out below.  Accounts receivable include trade receivables, joint venture receivables and non-aging accounts such as cash calls, taxes receivable and operating advances.

(in thousands of Canadian dollars)	September 30, 2009	December 31, 2008
Accounts receivable – trade	22,550	39,178
Accounts receivable – joint venture	1,855	2,882
Accounts receivable – other	11,384	3,580
Allowance for doubtful accounts	(9,226)	(10,281)
	26,563	35,359
Current portion of long-term receivables	11,876	10,760
Long-term receivables	7,786	19,310
Commodity contracts	2,153	14,338

Should Enterra determine that the ultimate collection of a receivable is in doubt based on the processes for managing credit risk, it will provide the necessary provision in its allowance for doubtful accounts with a corresponding charge to earnings.  If Enterra subsequently determines an account is uncollectible, the account is written off with a corresponding charge to allowance for doubtful accounts.

The aging of accounts receivable is set out below:

(in thousands of Canadian dollars)
As at September 30, 2009	Trade	Joint Venture
Current	12,490	317
Over 30 days	1,758	517
Over 60 days	574	336
Over 90 days	7,728	685
	22,550	1,855

The credit quality of financial assets that are neither past due nor impaired has been assessed and adequately evaluated for impairment based on historical information about the nature of the counterparties.

Purchasers of the natural gas, crude oil and natural gas liquids of Enterra comprise a substantial portion of accounts receivable.  A portion of accounts receivable are with joint venture partners in the oil and gas industry.  Enterra takes the following precautions to reduce credit risk:

•	the financial strength of the counterparties is assessed;
•	the total exposure is reviewed regularly and extension of credit is limited; and
•	collateral may be required from some counterparties.

As described in note 2, Enterra has a long-term receivable with a joint venture partner.  The credit risk as a result of this arrangement is mitigated by the ability of Enterra to withhold a portion of the joint venture partner’s share of production until such time as the amounts receivable are paid.

(iii)  Liquidity risks

Liquidity risk is the risk that Enterra will not be able to meet its financial obligations as they are due.  Enterra mitigates this risk through actively managing its capital, which it defines as unitholders’ equity, convertible debentures and bank indebtedness less cash and cash equivalents.  Management of liquidity risk over the short and longer term, includes continual monitoring of forecasted and actual cash flows to ensure sufficient liquidity to meet financial obligations when due and maintaining a flexible capital management structure.  Enterra strives to balance the proportion of debt and equity in its capital structure given its current oil and gas assets and planned investment opportunities.

All financial liabilities have short-term maturities with the exception of the bank indebtedness (note 4) and the convertible debentures (note 5), as set out below:

Financial Instrument – Liability
(in thousands of Canadian dollars)	2009	2010	2011	2012 – 2013	Total	Fair Value
Bank indebtedness (1)	-	-	75,000	-	75,000	75,000
Interest on bank indebtedness (2)	653	2,610	1,305	-	4,568	4,568
Convertible debentures	-	-	80,224	39,968	120,192	101,810
Interest on convertible debentures	4,858	9,715	9,715	1,649	25,937	25,937
Accounts payable & accrued liabilities	19,997	-	-	-	19,997	19,997
Total obligations	25,508	12,325	166,244	41,617	245,694	227,312
(1)  Assumes the credit facilities are not renewed on June 25, 2010.
(2)  Assumes an interest rate of 3.48% (the rate on September 30, 2009).

10.           Interest expense

During the three and nine month periods ending September 30, 2009 and 2008, Enterra’s interest expense was comprised of the following below.

	Three months ended September 30		Nine months ended September 30
(in thousands of Canadian dollars)	2009	2008	2009	2008
Interest on bank indebtedness	1,113	1,668	2,101	7,072
Interest on convertible debentures	2,921	2,885	8,679	8,585
Interest income	(720)	(557)	(2,418)	(1,717)
	3,314	3,996	8,362	13,940

ENTERRA ENERGY TRUST
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited )

(in thousands of Canadian dollars except for ratios)	September 30, 2009	December 31, 2008
Interest coverage:
Cash flow over the prior four quarters (1)	72,710	116,911
Interest expenses over the prior four quarters	13,671	18,088
Interest coverage ratio (2)	5.32 : 1.00	6.46 : 1.00
(1)	Note these amounts are defined terms within the credit agreements.
(2)	The minimum interest coverage ratio required under the terms of the credit facilities is 3.00:1.00.

As at September 30, 2009 and December 31, 2008, Enterra complied with the terms of the credit facilities.  There have been no changes to Enterra’s capital structure, objectives, policies and processes since December 31, 2008 other than the changes to its credit facilities as described in note 4.

11.           Segmented information

Enterra has one operating segment that is divided amongst two geographical areas.  The following is selected financial information from the two geographic areas.

	Three months ended September 30		Nine months ended September 30
(in thousands of Canadian dollars)	2009	2008	2009	2008
Revenue
Canada	18,160	66,742	44,422	119,670
U.S.	12,506	33,746	46,622	83,808
	30,666	100,488	91,044	203,478
Property, plant and equipment
Canada			197,637	240,510
U.S.			216,821	230,628
			414,458	471,138